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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO


  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                               (Amendment No. 1)


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                           UNITED PARCEL SERVICE, INC.
                       (Name of Subject Company (issuer))

                           UNITED PARCEL SERVICE, INC.
                        (Name of Filing Person (offeror))

                CLASS A-1 COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                    911312304
                      (CUSIP Number of Class of Securities)

                             JOSEPH R. MODEROW, ESQ.
                       SENIOR VICE PRESIDENT AND SECRETARY
                           UNITED PARCEL SERVICE, INC.
                             55 GLENLAKE PARKWAY, NE
                             ATLANTA, GEORGIA 30328
                                 (404) 828-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   COPIES TO:


            JOHN F. OLSON, ESQ.                   JEFFREY L. SCHULTE                      JEFFREY SMALL, ESQ.
        GIBSON, DUNN & CRUTCHER LLP          MORRIS, MANNING & MARTIN L.L.P.            DAVIS POLK & WARDWELL
        1050 CONNECTICUT AVE., N.W.       3343 PEACHTREE ROAD, N.E., SUITE 1600           450 LEXINGTON AVE.
          WASHINGTON, D.C. 20036                 ATLANTA, GA 30326                     NEW YORK, NEW YORK 10017
              (202) 955-8500                      (404) 233-7000                             (212) 450-4000

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                            CALCULATION OF FILING FEE

===============================================================================
      TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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        $6,053,596,620.00                                  $1,210,719.32
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*    Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
     1934, assuming that 100,893,277 shares of class A-1 common stock are purchased for $60.00 per share.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $1,210,719.32 Filing Party: United Parcel Service, Inc. Form or Registration No.: Schedule TO: File No. 005-57699
Date Filed: February 4, 2000


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes to designate any transactions to which this statement relates:


    [ ]  third party tender offer                [ ]  going-private transaction
         subject to Rule 14d-1                        subject to Rule 13e-3

    [X]  issuer tender offer                     [ ]  amendment to Schedule 13D
         subject to Rule 13e-4                        under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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         This amendment no. 1 to issuer tender offer statement on Schedule TO relates to an offer by United Parcel Service, Inc., a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase, dated February 4, 2000 and the accompanying letters of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) to this Schedule TO) up to 100,893,277 shares of United Parcel Service, Inc.'s class A-1 common stock, par value $0.01 per share, at a price of $60.00 per share, net to the seller in cash.

Item 12 hereby is amended and restated as follows:

ITEM 12.       EXHIBITS.

        (a)(1)     --   Offer to Purchase, dated February 4, 2000, and Forms of
                        Letters of Transmittal and instructions.
        (a)(2)     --   Letter to Shareowners from James P. Kelly, Chairman of
                        the Board and Chief Executive Officer of UPS, dated
                        February 4, 2000.
        (a)(5)(i)  --   Press release issued by UPS on February 4, 2000.
        (a)(5)(ii) --   Summary Advertisement published in the
                        Wall Street Journal on February 4, 2000.
        (b)        --   None.
        (d)        --   None.
        (g)(i)     --   UPS Internal Communication Materials.
        (g)(ii)    --   Presentation Materials.
        (g)(iii)   --   UPS Internal Communication Materials,
                        dated February 8, 2000.
        (h)        --   None.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             UNITED PARCEL SERVICE, INC.




                                             By: /s/ Joseph R. Moderow
                                                -------------------------------
                                                       Joseph R. Moderow
                                                   Senior Vice President and
                                                           Secretary


Dated: February 8, 2000